

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-Mail
Mr. David I. Rainer
President and Chief Executive Officer
CU Bancorp
15821 Ventura Blvd., Suite #100
Encino, CA 91436

   Re: **CU Bancorp**
      Registration Statement on Form S-4
      Filed April 13, 2012
      File No. 333-180739

Dear Mr. Rainer:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"The Merger Agreement Does not Require that the Fairness Opinion …," page 21

1. We note that Hovde's and Vining Sparks's opinions were delivered in December. Please disclose whether any material changes in CUB's or PC Bancorp's operations, performance, or in any of the projections or assumptions upon which Hovde and Vining Sparks based their opinions, have occurred since the delivery of the opinions or are anticipated to occur before the shareholder meeting.

California United Bank and Premier Commercial Bancorp Joint Proposal No. 2 – The Merger
Agreement and the Acquisition, page 48

General

2.   Revise your disclosure throughout this section to describe material proposals and
        counter-proposals among CUB and PC Bancorp so that the description provides insight
        into the negotiation of significant transaction terms that affected the structure of the
        transaction and the consideration to be paid.

Opinion of CUB's Financial Advisor, page 55

General

3.   Please provide us with copies of any materials prepared by Hovde and Vining Sparks in
        connection with their fairness opinions, including draft opinions, reports or appraisals
        provided to the board of directors and any summaries of presentations made to the board
        of directors.

4.   Please describe any material relationship between CUB and PC Bancorp and Hovde and
        Vining Sparks and quantify any consideration paid in the preceding two years. See Item
        1015(b)(4). We note that Vining Sparks engaged in securities and loan sales and trading
        activity with CUB and PC Bancorp.

5.   Additionally, revise your proxy to disclose who recommended the consideration to be
        paid and the aggregate fee currently estimated to be paid to each of Hovde and Vining
        Sparks. Refer to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Interests of Directors and Officers in the Transaction, page 71

6.   Please disclose the compensation arrangements for the consulting services provided by
        Mr. Cosgrove and Mr. Patel after the merger.

7.   Please quantify the aggregate benefit to each executive officer discussed in this section
        including the cash payments due to change in control agreements, employment contract
        terminations, consulting fees, and cancelled options. Also, please include the value of the
        options that will accelerate and vest upon consummation of the merger.

Index to Financial Statements, page 208

8.   Please revise the index to the financial statements to disclose why the financial
        statements of the registrant are not presented.

Exhibit Index, page II-5

9.   Please file the opinion of Buchalter Nemer, and all other unfiled exhibits.

Legality Opinion, Exhibit 5.1

10.   Please remove assumption regarding the "authority of the parties" in qualification A; you may not assume the authority of parties unless they are unrelated to the company.

11.   Please remove the assumption pertaining to corporate action in qualification D; you may verify many of these actions through due diligence and through representations of fact, which should make this assumption obsolete.

12.   Please remove the assumption "there will be no material changes in the Documents" in the paragraph following your qualifications or refile your opinion when you request effectiveness. Your opinion should be valid at the date of effectiveness, regardless of material changes that may occur in pre-effective amendments to your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney